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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         Merge Technologies Incorporated
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   589981 10 9
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                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-(c)
                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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                                                               Page 2 of 5 pages

CUSIP No.:        589981 10 9
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  1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Robert T. Geras
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  2)     Check the Appropriate Box if a Member of a Group

         (a)      Not Applicable
         (b)      [ ]
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  3)     SEC Use Only
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  4)     Citizenship or Place of Organization U.S.A.
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Number of                  5)       Sole Voting Power         731,089
Shares                     -----------------------------------------------------
Beneficially               6)       Shared Voting Power       0
Owned                      -----------------------------------------------------
by Each                    7)       Sole Dispositive Power    527,924
Reporting                  -----------------------------------------------------
Person With                8)       Shared Dispositive Power  0
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  9)     Aggregate Amount Beneficially Owned by Each Reporting Person  527,924
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 10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [X]
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 11)     Percent of Class Represented by Amount in Row (9) 9.1%
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 12)     Type of Reporting Person   IN
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                                                               Page 3 of 5 pages

ITEM 1(a)         NAME OF ISSUER:

                  Merge Technologies Incorporated

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1126 South 70th Street
                  Suite S 107 B
                  Milwaukee, Wisconsin 53214-3151

ITEM 2(a)         NAME OF PERSON FILING:

                  Robert T. Geras

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1126 South 70th Street
                  Suite S 107 B
                  Milwaukee, Wisconsin 53214-3151

ITEM 2(c)         CITIZENSHIP:

                  U.S.A.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, Par Value $0.01 per share

ITEM 2(e)         CUSIP NUMBER:

                  589981 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or Dealer registered under Section 15 of the Act
                      (15 U.S.C. 78c)
         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)
         (c)      [ ] Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)
         (d)      [ ] Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (U.S.C. 80a-8)
         (e)      [ ] Investment Adviser in accordance with Section 240.13d-1
                      (b)(1)(ii)(E)
         (f)      [ ] Employee Benefit Plan or endowment fund in accordance with
                      Section 240.13d-1(b)(1)(ii)(F)
         (g)      [ ] Parent Holding Company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
         (h)      [ ] savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813)
         (i)      [ ] church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)


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                                                               Page 4 of 5 pages

         (j)      [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:

                  527,924

         (b)      Percent of Class: 9.1%


         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote     731,089*
                  (ii)     shared power to vote or to direct the vote          0
                  (iii)    sole power to dispose or to direct the
                           disposition of                                527,924
                  (iv)     shared power to dispose or to direct the
                           disposition of                                      0

------------------------

         * Reflects 203,165 shares held by trusts for the benefit of Mr. Geras' adult children, the beneficial ownership of which Mr. Geras disclaims.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                                 Not applicable

ITEM 10. CERTIFICATION



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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Signature:

/s/ Robert T. Geras
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Robert T. Geras